UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

MONTAGE TECHNOLOGY GROUP LIMITED

(Name of Issuer)

ORDINARY SHARES

(Title of Class of Securities)

G6209T105

(CUSIP Number)

December 31, 2013 (February 5, 2014)

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G6209T105	SCHEDULE 13G	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) AsiaVest Opportunities Fund IV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 101,267
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 101,267
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 101,267
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.4%
12	TYPE OF REPORTING PERSON CO

CUSIP No. G6209T105	SCHEDULE 13G	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) AsiaVest Partners, TCW/YFY Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 101,267
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 101,267
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 101,267
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.4%
12	TYPE OF REPORTING PERSON CO

CUSIP No. G6209T105	SCHEDULE 13G	Page 4 of 7 Pages

Item 1(a)	Name of Issuer:

Montage Technology Group Limited (“Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices:

Room A1601, Technology Building, 900 Yi Shan Road

Xuhui Dustrict, Shanghai, 20233

People’s Republic of China

Item 2(a)	Name of Person Filing:

AsiaVest Opportunities Fund IV

AsiaVest Partners, TCW/YFY Ltd.

Item 2(b)	Address of Principal Business Office or, If None, Residence; Citizenship

AsiaVest Opportunities Fund IV

11/F, 318, Ruei Guang Road

Taipei, Taiwan, R.O.C. 114

AsiaVest Partners, TCW/YFY Ltd.

Ugland House, P.O. Box 309

P.O. Box 309 Georgetown

Grand Cayman, Cayman Islands

Item 2(c)	Citizenship

AsiaVest Opportunities Fund IV - Cayman Islands

AsiaVest Partners, TCW/YFY Ltd. - Cayman Islands

Item 2(d)	Title of Class of Securities:

Ordinary shares, par value $0.0125 per share

Item 2(e)	CUSIP Number:

G6209T105

Item 3.	Statement Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c):

Not applicable.

CUSIP No. G6209T105	SCHEDULE 13G	Page 5 of 7 Pages

Item 4.	Ownership

Reporting person (1)	Amount beneficially owned (2):	Percent of class (3):	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
AsiaVest Opportunities Fund IV, Ltd.	101,267	0.4%	101,267	0	101,267	0

AsiaVest Partners, TCW/YFY Ltd.	101,267	0.4%	101,267	0	101,267	0

(1)	AsiaVest Opportunities Fund IV is a Cayman Islands limited liability company. The manager of AsiaVest Opportunities Fund IV is AsiaVest Partners, TCW/YFY Ltd., a Cayman Island company.

(2)	As of the date of this report, each Reporting Person is no longer the holder of more than five percent of the Issuer’s ordinary shares.

(3)	Based upon information contained in the Form S-1 Registration Statement, as amended, filed by the Issuer with the Securities and Exchange Commission on January 17, 2014.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of Issuer’s ordinary shares, check the following: ☒.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

CUSIP No. G6209T105	SCHEDULE 13G	Page 6 of 7 Pages

      SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2014

ASIAVEST OPPORTUNITIES FUND IV		ASIAVEST PARTNERS, TCW/YFY LTD.

By:	/s/ T. J. Huang	By:	/s/ T. J. Huang
Name: T.J. Huang		Name: T.J. Huang
Title: Director		Title: Director

CUSIP No. G6209T105	SCHEDULE 13G	Page 7 of 7 Pages

          LIST OF EXHIBITS

Exhibit No.	Description
A	Joint Filing Agreement